UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 10, 2020

GRUBHUB INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-36389	46-2908664
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 W. Washington Street, Suite 2100, Chicago, Illinois	60602
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 585-7878

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	GRUB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 7.01	Regulation FD Disclosure

On June 10, 2020, Grubhub Inc., a Delaware corporation (“Grubhub”), and Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Just Eat Takeaway.com”), issued a joint press release announcing they have entered into a definitive agreement for Just Eat Takeaway.com to acquire Grubhub. A copy of the joint press release is attached hereto as Exhibit 99.1.

The information furnished herewith pursuant to Item 7.01 of this Current Report, including Exhibit 99.1, shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be incorporated by reference into any filing of Grubhub the Exchange Act or the Securities Act of 1933, as amended, whether made before or after the date of this Current Report, regardless of any general incorporation by reference language in such filing except as otherwise expressly stated in such a filing.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

99.1	Joint Press Release issued by Grubhub Inc. and Just Eat Takeaway.com N.V. on June 10, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Forward Looking Statements

This communication contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain regulatory approvals and meet other closing conditions to the proposed merger on a timely basis or at all, including the risk that regulatory approvals required for the proposed merger are not obtained on a timely basis or at all or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the proposed merger; the ability to obtain approval by Grubhub stockholders and Just Eat Takeaway.com shareholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.corporate.takeaway.com. Except as required by law, Grubhub and Just Eat Takeaway.com assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Just Eat Takeaway.com will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement will include a preliminary proxy statement of Grubhub/prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, Just Eat Takeaway.com will file with the Netherlands Authority for the Financial Markets (“AFM”) and/or the U.K. Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.corporate.takeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at its website www.corporate.takeaway.com.

Participants in the Solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s proxy statement dated April 9, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com. Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2019 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.corporate.takeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUBHUB INC.

Date: June 11, 2020	By:	/s/ Adam DeWitt
Adam DeWitt
President and Chief Financial Officer

Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

FOR IMMEDIATE RELEASE

Amsterdam, 10 June 2020

Just Eat Takeaway.com to combine with Grubhub to create a leading global online food delivery player

Just Eat Takeaway.com N.V. (AMS: TKWY, LSE: JET), (the “Company” or “Just Eat Takeaway.com”), and Grubhub Inc. (NYSE: GRUB) (“Grubhub”) have entered into a definitive agreement whereby the Company is to acquire 100% of the shares of Grubhub in an all-stock transaction (the “Transaction”) to create the world’s largest online food delivery company outside of China, measured by Gross Merchandise Value (“GMV”) and revenues.

The Transaction represents Just Eat Takeaway.com’s entry into online food delivery in the United States (“U.S.”) and builds on the strategic rationale for its recent merger with Just Eat plc (“Just Eat”). A combined Just Eat Takeaway.com and Grubhub (the “Combined Group”) will become the world’s largest online food delivery company outside of China1, with strong brands connecting restaurant partners with their customers in 25 countries. The Combined Group will be built around four of the world’s largest profit pools in online food delivery: the U.S., the United Kingdom (“U.K.”), the Netherlands and Germany, increasing the Combined Group’s ability to deploy capital and resources to strengthen its competitive positions in all its markets. The Combined Group has strong leadership positions in almost all countries in which it is present and will become a significant player in North America. Just Eat Takeaway.com owns the leading Canadian business SkipTheDishes. The Combined Group is one of the few profitable players in the space and processed approximately 593 million orders in 2019 with more than 70 million combined active customers globally.

Key Terms

•

Under the terms of the Transaction, Grubhub shareholders will be entitled to receive American depositary receipts (“ADRs”) representing 0.6710 Just Eat Takeaway.com ordinary shares in exchange for each Grubhub share, representing an implied value of $75.15 for each Grubhub share (based on the undisturbed closing price of Just Eat Takeaway.com on 9 June 2020 of €98.602) and implying a total equity consideration (on a fully diluted basis) of $7.3 billion.

•	Immediately following completion of the Transaction, Grubhub shareholders are expected to own ADRs representing approximately 30.0% of the Combined Group (on a fully diluted basis).
•

On completion, Matt Maloney, CEO and founder of Grubhub, will join the Just Eat Takeaway.com Management Board and will lead the Combined Group’s businesses across North America and two current Grubhub Directors will join the Just Eat Takeaway.com Supervisory Board.

•

The Transaction is subject to the approval of both Just Eat Takeaway.com’s and Grubhub’s shareholders, as well as other customary completion conditions. Subject to satisfaction of the conditions, completion of the Transaction is anticipated to occur in the first quarter of 2021.

•	The Combined Group will be headquartered and domiciled in Amsterdam, the Netherlands, with its North American headquarters in Chicago and a significant presence in the U.K..
•	Just Eat Takeaway.com is listed on Euronext Amsterdam and the Main Market of the London Stock Exchange and will introduce an ADR listing in the U.S..

[1]	Measured by GMV and revenues.
[2]	Converted to USD from EUR at an exchange rate of 1.13585, the exchange rate at 17:30 CET / 16:30 BST on 9 June 2020.

Both the Managing Board and the Supervisory Board of Just Eat Takeaway.com and the Board of Directors of Grubhub are recommending the Transaction to their respective shareholders. Jitse Groen, CEO and founder of Just Eat Takeaway.com, has entered into a voting and support agreement, and subject to and in accordance with the terms thereof, has committed to vote in favour of the Transaction at the Just Eat Takeaway.com extraordinary general meeting (“EGM”).

Jitse Groen, CEO and founder of Just Eat Takeaway.com, said: “Matt and I are the two remaining food delivery veterans in the sector, having started our respective businesses at the turn of the century, albeit on two different continents. Both of us have a firm belief that only businesses with high-quality and profitable growth will sustain in our sector. I am excited that we can create the world’s largest food delivery business outside China. We look forward to welcoming Matt and his team to our company and working with them in the future.”

Matt Maloney, CEO and founder of Grubhub, commented: “When Grubhub and Seamless were founded, the online takeout industry didn’t exist in the U.S.. My vision was to transform the delivery and pick-up ordering experience. Like so many other entrepreneurs, we started modestly – restaurant by restaurant in our Chicago neighbourhood. Today, Grubhub is a leader across North America. I’ve known Jitse since 2007 and his story is much like mine. Combining the companies that started it all will mean that two trailblazing start-ups have become a clear global leader. We share a focus on a hybrid model that places extra value on volume at independent restaurants, driving profitable growth. Supported by Just Eat Takeaway.com, we intend to accelerate our mission to be the fastest, best and most rewarding way to order food from your favourite local restaurants in North America and around the world. We could not be more excited.”

Strategic Rationale

Just Eat Takeaway.com’s mission has consistently been focused on becoming the best food delivery company on the planet. Since its founding in 2000, Takeaway.com has chosen only to enter into markets in which it believes it can become a leader and be profitable. In fact, it is one of the rare examples of a profitable food delivery platform. The profits in the Netherlands helped secure a leadership position in Germany and other Continental European countries. The growth and profitability of the Takeaway.com businesses eventually allowed it to merge with Just Eat, another profitable European food delivery business. As a result, Just Eat Takeaway.com has leading positions in three of the world’s four largest profit pools for food delivery: the U.K., Germany and the Netherlands.

Just Eat Takeaway.com management believes that Grubhub is the best food delivery company in the U.S. and it is the only one which is culturally similar to Just Eat Takeaway.com. It has its origins in marketplace, and unlike most other food delivery companies, it has consistently been EBITDA positive. The competitive situation in the U.S. has changed over the past few years. In response, Grubhub successfully transformed its business into a hybrid model to meet the heightened competition. Just Eat Takeaway.com management believes that this is the right strategy. Success in the U.S. depends on deploying the right mix of logistics and marketplace region-by-region, a balance Grubhub has achieved with profitable leading positions in key U.S. population centres. Despite this progress, the U.S. remains an underpenetrated market, with a tremendous TAM. It is nowhere near its end-state.

Grubhub as part of Just Eat Takeaway.com will become a much stronger business. Just Eat Takeaway.com owns SkipTheDishes, the clear leader in Canada. By building a North American leadership position, Just Eat Takeaway.com will be able to further strengthen both the Canadian and U.S. businesses. Just Eat Takeaway.com will prioritise sustainable growth over profits, as this has been a major driver of its strategy and success in Europe. Grubhub has leading positions in a number of large U.S. cities, including New York. Just Eat Takeaway.com intends to invest in expanding these leading positions.

While in spirit Just Eat Takeaway.com is the same company as at the beginning of last year, in size it is not. Just Eat Takeaway.com has become one of the world’s largest food delivery companies. The latter also means that its main competitors are no longer from Europe. They are large international operators. This transaction significantly strengthens its global competitive position.

Transaction Highlights

•	Creates the world’s largest food delivery company, outside of China, measured by GMV and revenue.
•	The Company is one of the few profitable players at scale in the space.

•

Creates a company built around four of the world’s largest profit pools in food delivery: the U.S., the U.K., the Netherlands and Germany. These markets show substantial further opportunities for growth, significant penetration upside and longer-term profitability improvements.

•

Grubhub will be much stronger as part of Just Eat Takeaway.com. The combination with Just Eat Takeaway.com’s Canadian business, SkipTheDishes, as well as the increased scale and resources of the Combined Group will provide greater flexibility to make strategic, long-term investment decisions.

•

In the U.S., where the market is competitive and fragmented across local regions and cities, Grubhub’s differentiated offering provides it with unique advantages given its large marketplace business, its Seamless corporate business, its large geographic footprint and extensive customer and restaurant relationships.

•

The enhanced scale and leading positions of the Combined Group provide an opportunity to leverage best practices from Just Eat Takeaway.com and Grubhub and create the broadest possible offering to both restaurant partners and consumers. The Combined Group will have a greater ability to leverage investments, in particular in technology, marketing and restaurant delivery services across the combined business.

•

The Combined Group will have a founder-led management team with a proven track record of building leading positions in markets of scale. The new management team has 55+ years of combined experience in the sector.

Current Trading Update

Just Eat Takeaway.com

Orders (in millions)	April & May 2020			Year-to-date to 31 May 2020
	2020	2019	Growth	2020	2019	Growth
			(% change)			(% change)
United Kingdom	29	22	33%	62	54	15%
Germany[3]	18	12	48%	40	31	30%
Canada	15	8	97%	29	20	51%
The Netherlands	9	6	38%	19	15	22%
Rest of World	25	20	24%	58	50	16%
Total	96	68	41%	208	169	23%

•	Strong accelerated growth with order growth up +41% in April and May 2020
•

In the Company’s most important markets, the trading momentum witnessed in late-March continued into April and May with order growth in the U.K. of +33%, the Netherlands +38%, and Germany +48%. In Canada, order growth was particularly strong with +97%.

•	Almost all of the markets most significantly affected by the COVID-19 crisis have now recovered to above pre-crisis order levels.
•

Just Eat Takeaway.com provided substantial financial and operational relief to its restaurant partners across its markets. A range of local initiatives, worth millions of Euros, were provided to healthcare workers, including free meals delivered to hospitals and country-wide discounts for healthcare workers and their families.

Grubhub

Orders (in millions)	April & May 2020			Year-to-date to 31 May 2020
	2020	2019	Growth	2020	2019	Growth
			(% change)			(% change)
Total	39	30	28%	86	77	11%

[3]	Aggregated German orders, including pre-acquisition.

•	Grubhub Gross Food Sales, which is the primary driver of revenue, was +59% in April and May compared to April and May of last year.
•	Grubhub demonstrated broad strength across older markets and new. New York continues to rebound from March lows, with consumer volume above pre-COVID-19 levels.
•	Robust growth trends have sustained throughout May and into June. Average order size remains high.
•	Grubhub has seen an increase in activity from return diners and high quality new diners. Diner retention is meaningfully higher than prior quarters.
•

Grubhub continues to support local restaurants with over $100 million to help them through the pandemic, including deferring commissions, substantial diner promotions, contactless delivery and investments in the company’s driver network to maintain a high level of service and safety.

Overview of Grubhub and the Combined Group

Description of Grubhub

•	Grubhub is a leading online and mobile food-ordering and delivery marketplace in the U.S., with nearly 300,000 restaurants across 4,000 U.S. cities.
•	The Grubhub portfolio of brands includes Grubhub, Seamless, LevelUp, AllMenus and MenuPages.
•	For the 2019 financial year, Grubhub had 23 million active customers, recorded 180 million orders, GMV of $5.9 billion and revenues of $1.3 billion.

Combined Group Financials

FY 2019[4][5]	Just Eat Takeaway.com[6]	Grubhub	Combined Group
Active Customers	48m	23m	71m
Orders	413m	180m	593m
GMV	€8.4bn $9.4bn	€5.3bn $5.9bn	€13.7bn $15.3bn
Revenue	€1.5bn $1.7bn	€1.2bn $1.3bn	€2.7bn $3.0bn
Adjusted EBITDA	€234m $260m	€168m $186m	€402m $447m
Q1 2020	Just Eat Takeaway.com	Grubhub	Combined Group
Orders	112m	47m	159m

Integration Planning

•

Just Eat Takeaway.com highly respects the Grubhub management team and, following the completion of the Transaction, Matt Maloney will lead the Combined Group’s businesses in North America, including Canada.

•	Grubhub will continue to be headquartered in Chicago, U.S.
•

Upon completion of the Transaction, the Combined Group will initiate a programme to plan for integration, based on bringing together both companies’ experience of integrating acquisitions to minimise disruption to restaurants and consumers, whilst delivering the expected opportunities and benefits of the Transaction for the Combined Group’s stakeholders.

[4]	Just Eat Takeaway.com figures based on unaudited financials. Grubhub financials prepared in accordance with US GAAP, Just Eat Takeaway.com prepared in accordance with IFRS.
[5]	Converted from USD to EUR at exchange rate of 0.9000.
[6]	Just Eat Takeaway.com figures pro forma for the Just Eat/Takeaway.com combination.

•

The integration of Just Eat’s business is progressing well and is not expected to be affected by the acquisition of Grubhub. As one of the first major milestones, in the first week of June 2020, Just Eat’s market leading Swiss business was migrated to Just Eat Takeaway.com’s central European IT platform and the teams are working through further steps in the broader integration process.

Key Terms of the Merger Agreement

On 10 June 2020, Just Eat Takeaway.com entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Just Eat Takeaway.com, Grubhub, Checkers Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly-owned subsidiary of Just Eat Takeaway.com, and Checkers Merger Sub II, Inc. (“Merger Sub II”), a Delaware corporation and a wholly-owned subsidiary of Just Eat Takeaway.com, providing for the acquisition by Just Eat Takeaway.com of all of the issued and outstanding shares of common stock of Grubhub.

At the effective time of the Transaction, on the terms and subject to the conditions set forth in the Merger Agreement, each share of common stock of Grubhub will be converted into the right to receive ADRs representing 0.6710 Just Eat Takeaway.com ordinary shares, without interest.

Consummation of the Transaction is subject to customary closing conditions, including (i) the required approval of the Merger Agreement by the shareholders of Just Eat Takeaway.com and Grubhub; (ii) completion of any review by U.S. and U.K. antitrust authorities and the Committee on Foreign Investment in the United States (CFIUS); (iii) the absence of any order prohibiting the Transaction; (iv) the accuracy of the representations and warranties of the parties and compliance by the parties with their respective obligations under the Merger Agreement (subject to customary materiality qualifiers); (v) the absence of any material adverse effect on Just Eat Takeaway.com or Grubhub since the date of the Merger Agreement; and (vi) approval of listing of the Just Eat Takeaway.com ADRs to be issued as the merger consideration on a U.S. stock exchange.

Just Eat Takeaway.com and Grubhub have each made customary representations and warranties and covenants in the Merger Agreement. Among other things, each of Just Eat Takeaway.com and Grubhub may not solicit or participate in discussions with third parties regarding alternative acquisition proposals, subject to exceptions that allow each of Just Eat Takeaway.com and Grubhub under certain circumstances to provide information to and participate in discussions with third parties with respect to unsolicited alternative acquisition proposals. In addition, until the termination of the Merger Agreement or the effective time of the Transaction, each of Just Eat Takeaway.com and Grubhub has agreed to use reasonable best efforts to operate its business in the ordinary course of business in all material respects and has agreed to certain other negative covenants. The Merger Agreement contains certain termination rights for Just Eat Takeaway.com and Grubhub. Upon termination of the Merger Agreement under specified circumstances, including if Just Eat Takeaway.com or Grubhub terminates the Merger Agreement in order to accept an alternative acquisition proposal that constitutes a superior proposal or if the board of one party changes its recommendation of the transaction, Just Eat Takeaway.com or Grubhub, as applicable, will be required to pay the other party a termination fee of $144 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement.

Information on Just Eat Takeaway.com

Just Eat Takeaway.com (AMS: TKWY, LSE: JET) is a leading global online food delivery marketplace outside China. Headquartered in Amsterdam, the Company is focused on connecting consumers and restaurants through its platforms. With over 155,000 connected restaurants, Just Eat Takeaway.com offers consumers a wide variety of food choice. Just Eat Takeaway.com mainly collaborates with delivery restaurants. In addition, Just Eat Takeaway.com provides its proprietary restaurant delivery services for restaurants that do not deliver themselves. The combination of Just Eat and Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the U.K., the Netherlands, Germany, Denmark, France, Ireland, Italy, Norway, Spain, Belgium, Poland, Austria, Israel, Switzerland, Luxembourg, Portugal, Bulgaria, Romania, Australia, New Zealand, Canada, Mexico and Brazil. In the financial year ended 31 December 2019 and prior to the completion of the merger with Just Eat, the Company generated revenues of €416 million, loss before tax of €88 million and as at 31 December 2019 had gross assets of €1,659 million.

Information on Grubhub

Grubhub (NYSE: GRUB) is a leading online and mobile food-ordering and delivery marketplace with the largest and most comprehensive network of restaurant partners, as well as nearly 24 million active diners. Dedicated to connecting diners with the food they love from their favourite local restaurants, Grubhub elevates food ordering through innovative restaurant technology, easy-to-use platforms and an improved delivery experience. Grubhub features nearly 300,000 restaurants and is proud to partner with more than 200,000 of these restaurants in over 4,000 U.S. cities. The Grubhub portfolio of brands includes Grubhub, Seamless, LevelUp, AllMenus and MenuPages. In the financial year ended 31 December 2019, Grubhub generated revenues of $1,312 million, loss before tax of $26.8 million and as at 31 December 2019 had gross assets of $2,375 million.

Next Steps, Conditions and Timeline

The size of the Transaction means that it is classed as a Class 1 transaction under the UK Listing Rules. Accordingly, and also pursuant to Dutch law, the Transaction is conditional upon, among other matters, the approval of the Transaction by the Company’s shareholders. An EGM will be convened in due course for the Company’s shareholders to consider and, if thought fit, approve the Transaction. The resolution to be put to shareholders at the EGM will be set out in a Class 1 circular and convocation of the EGM. The Class 1 circular and the convocation of the EGM will be made available on the corporate website of Just Eat Takeaway.com (https://corporate.takeaway.com) in advance of the EGM. The EGM is expected to take place in the second half of 2020. The Transaction is also subject to Grubhub shareholder approval. The Transaction is anticipated to complete in the first quarter of 2021.

Conference Call and Webcast Details

Jitse Groen, Matt Maloney, Brent Wissink and Jörg Gerbig will host an analyst and investor conference call to discuss the Transaction at 14:00 CEST / 13:00 BST / 08:00 EDT on 11 June 2020. Information on how to access the live audio webcast can be found at https://corporate.takeaway.com and https://investors.grubhub.com. The recorded audio webcast (together with the accompanying slides) will be made available, subject to certain restrictions relating to persons resident in restricted jurisdictions, on Just Eat Takeaway.com’s and Grubhub’s websites.

Just Eat Takeaway.com

Jitse Groen, CEO
Brent Wissink, CFO
Jörg Gerbig, COO

Investors:
Joris Wilton
E: Joris.Wilton@takeaway.com
T: +31 6 143 154 79

Media:
Charles Armitstead / Ben Foster (London)	+44 (0) 7703 330 269 / +44 (0) 7776 240 806
Katherine Kim (New York)	+1 917 455 4102
E: takeaway@teneo.com

For more information please visit the Company’s corporate website: https://corporate.takeaway.com

This press release contains inside information as meant in clause 7(1) of the Market Abuse Regulation.

BofA Securities (Joint financial adviser and corporate broker to Just Eat Takeaway.com)	+44 (0) 20 7628 1000
Ference Lamp
Peter Luck
Ric Spencer
Kieran Millar

Goldman Sachs International (Joint financial adviser and corporate broker to Just Eat Takeaway.com)	+44 (0) 20 7774 1000
Clif Marriott
Barry O’Brien
Nick Harper
Duncan Stewart

Grubhub
Matt Maloney, Founder and CEO
Adam DeWitt, President and CFO

Investors: Adam Patnaude E: ir@grubhub.com

Media: E: press@grubhub.com or Joele Frank, Wilkinson Brimmer Katcher Eric Brielmann Kelly Sullivan	+1 212 355 4449

Evercore (Lead financial adviser to Grubhub)	+1 212 857 3100
Zaheed Kajani
Naveen Nataraj
Bill Anderson

Centerview Partners (Financial adviser to Grubhub)	+1 212 380 2650
Blair Effron
David Hess
Tyler Brooke

Cravath, Swaine & Moore LLP, De Brauw Blackstone Westbroek N.V. and Slaughter and May are retained as legal advisers to Just Eat Takeaway.com. Kirkland and Ellis LLP, Wilson Sonsini Goodrich & Rosati and NautaDutilh N.V. are retained as legal advisers to Grubhub.

Important Notice Relating to Financial Advisers

Bank of America Merrill Lynch International DAC, Amsterdam Branch (“BofA Securities”), a subsidiary of Bank of America Corporation, is acting exclusively for Just Eat Takeaway.com in connection with the Transaction and for no one else and will not be responsible to anyone other than Just Eat Takeaway.com for providing the protections afforded to its clients or for providing advice in relation to the Transaction.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for Just Eat Takeaway.com and no one else in connection the Transaction and will not be responsible to anyone other than Just Eat Takeaway.com for providing the protections afforded to clients of Goldman Sachs International, or for providing advice in connection with the Transaction.

Forward Looking Statements

This release contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain regulatory approvals and meet other closing conditions to the proposed merger on a timely basis or at all, including the risk that regulatory approvals required for the proposed merger are not obtained on a timely basis or at all or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the proposed merger; the ability to obtain approval by Grubhub stockholders and Just Eat Takeaway.com shareholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this release, unless otherwise indicated, and there is no implication that the information contained in this release is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.corporate.takeaway.com. Except as required by law, Grubhub and Just Eat Takeaway.com assume no obligation to update these forward-looking statements or this release, or to update, supplement or correct the information set forth in this release or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Just Eat Takeaway.com will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement will include a preliminary proxy statement of Grubhub/prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, Just Eat Takeaway.com will file with the Netherlands Authority for the Financial Markets (“AFM”) and/or the UK Financial Conduct

Authority (“FCA”) a prospectus for the listing and admission to trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.corporate.takeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at its website www.corporate.takeaway.com.

Participants in the Solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s proxy statement dated April 9, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com. Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2019 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.corporate.takeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.

The contents of the websites referred to in this Announcement are not incorporated into and do not form part of this Announcement.